                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     ------------

                                     SCHEDULE 13G
                                   (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) and (c) and
                   AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             EarthLink Network, Inc.
        --------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, $.01 par value per share
        --------------------------------------------------------------
                           (Title of Class of Securities)


                                  270322 10 0
        --------------------------------------------------------------
                                 (CUSIP Number)



                          (Continued on following pages.)


                                  (Page 1 of 5 Pages)


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-------------------------------------------------------------------------------
CUSIP No. 270322 10 0                    13G                 Page 2 of 5 Pages

-------------------------------------------------------------------------------
1    Name of Reporting Person: Reed E. Slatkin
     I.R.S. Identification No. of Above Person (Entities Only):

-------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                   (a) / /
                                                                        (b) / /


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3    SEC Use Only

-------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     United States of America

-------------------------------------------------------------------------------
          Number of                    5     Sole Voting Power: 1,237,047 Shares
            Shares
                                       ----------------------------------------
        Beneficially                   6     Shared Voting Power: 0 shares
           Owned By
                                       ----------------------------------------
            Each                       7     Sole Dispositive Power: 1,237,047
          Reporting                          Shares
                                       ----------------------------------------
         Person With                   8     Shared Dispositive Power: 0 shares

-------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person: 1,237,047
     Shares

-------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

-------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9): 10.8%

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12   Type of Reporting Person: IN

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                                 (Page 2 of 5 Pages)

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Item 1(a).     Name of Issuer:

               EarthLink Network, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3100 New York Drive
               Pasadena, California  91107

Item 2(a).     Name of Person Filing:  Reed E. Slatkin

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               890 N. Kellog Avenue
               Santa Barbara, California  93111

Item 2(c).     Citizenship:  United States of America

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).     CUSIP Number:  270322 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) / / Broker or dealer registered under Section 15 of the
                       Act,

               (b) / / Bank as defined in Section 3(a)(6) of the Act,

               (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

               (d) / / Investment Company registered under Section 8 of the
                       Investment Company Act,

               (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

               (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                       Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

               (g) / / Parent Holding Company, in accordance with Rule 13d-
                       1(b)(ii)(G); see Item 7,

               (h) / / Group, in accordance with Rule
                       13d-1(b)(1)(ii)(H).


                              (Page 3 of 5 Pages)

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Item 4.        Ownership.

               (a)  Amount beneficially owned:  1,237,047 shares

               (b)  Percent of class:  10.8%

               (c)  Number of shares as to which such person has:

                      (i) Sole power to vote or to direct the vote:  1,237,047
                          shares

                     (ii) Shared power to vote or to direct the vote:  0 shares

                    (iii) Sole power to dispose or to direct the disposition
                          of: 1,237,047 shares

                     (iv) Shared power to dispose or to direct the disposition
                          of:  0 shares

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.


                          [Signature appears on following page.]



                                     (Page 4 of 5 Pages)

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        2/11/98
                                            -------------------------------
                                                         (Date)


                                                  /s/ Reed E. Slatkin
                                            -------------------------------
                                                     Reed E. Slatkin
                                                        Director
                                                  EarthLink Network, Inc.


                                   (Page 5 of 5 Pages)